Exhibit 99.2
[Company letterhead]
The Securities Exchange Board of India,
SEBI Bhavan, C-4A, G-Block,
Bandra-Kurla Complex,
Mumbai — 400051.
March 24, 2009
Ref: CFD/DCR/TO/HB/156136/2009
Kind Attention: Ms. Usha Narayanan (ED)
Sub: Satyam Computer Services Limited
Dear Sirs,
Kindly refer to the ongoing discussions in connection with Satyam Computer Services Limited (the “Company”) and the process to induct an investor into the Company. At the outset, we thank you for your co-operation and guidance in this matter. In this connection, we may inform you that the process has commenced and “Requests for Proposal” have been dispatched to registered bidders on March 13, 2009. The bidding process has been formulated by the Board of Directors of the Company in consultation with Mr. Justice S.P. Bharucha, retired Chief Justice of India, and based on discussions with the Ministry of Corporate Affairs (the administrative ministry in-charge of corporate affairs).
The contents of this letter have been discussed and agreed with you as part of our ongoing discussions in the matter. We are submitting this letter for your information and record. The bidding process to be followed by the Company (Annexure I) and the relaxations applicable to the process that have been granted by the Securities and Exchange Board of India (“SEBI”) from applicable SEBI guidelines (Annexure II) reflect the position of SEBI concerning this process.
Once again, we thank you for your continued co-operation and guidance in the matter.
Sincerely,
/s/ C. Achuthan
C. Achuthan
Director
For and on behalf of the Board of Directors

Annexure I
Competitive Bidding Process
I.	Transaction Overview

1.	Satyam Computer Services Limited (the “Company”), through a request for proposal (“RFP”), has invited Qualified Investors (as defined below) who have met certain eligibility criteria (a “Bidder”, which term will include any person acting in concert with such Bidder; and the controlling shareholder if the Bidder is a special purpose vehicle (an “SPV”) to submit an Expression of Interest (an “EOI”) to subscribe to 31% of the Enhanced Share Capital (as defined below) through a preferential allotment of Shares of the Company subject to the terms and conditions specified in the RFP (the “Preferential Allotment”). The Preferential Allotment will trigger a requirement for the successful Bidder to make a mandatory public offer to acquire a minimum 20% of the Company’s share capital, after giving effect to the Shares issued in the Preferential Allotment and convertible instruments as required under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Regulations” and such offer, the “Public Offer”). The Public Offer is required to be made at least at the same price per share as that of the Preferential Allotment.

2.	In the event that, immediately upon closing of the Public Offer, the successful Bidder has acquired less than 51% of the Enhanced Share Capital pursuant to the Preferential Allotment and Public Offer, the successful Bidder will have the option to subscribe to a subsequent preferential issue of Shares subject to the terms and conditions specified in the RFP (the “Subsequent Preferential Allotment”), such that the Shares acquired by the successful Bidder through the Preferential Allotment, the Public Offer and the Subsequent Preferential Allotment will represent not more than 51% of the Enhanced Share Capital.

3.	The Preferential Allotment, Public Offer and Subsequent Preferential Allotment, if any, shall hereinafter collectively be referred to as the “Transaction”. The Company’s share capital, after giving effect to the Shares issued in the Preferential Allotment, shall be referred to as the “Enhanced Share Capital”; provided, that subsequent to the Subsequent Preferential Allotment, if any, the term Enhanced Share Capital shall also include the Shares issued in such Subsequent Preferential Allotment.

4.	The successful Bidder shall be deemed to be the new promoter of the Company for the purposes of the Takeover Regulations, SEBI (Disclosure and Investor Protection) Guidelines, 2000 (“DIP Guidelines”) and the Listing Agreements with the relevant stock exchanges in India.

5.	The Board will select the successful Bidder through a competitive bidding process. Goldman Sachs (India) Private Limited and Avendus Capital Private Limited have been jointly appointed as investment bankers to the Company (the “Advisors”) for this process. Mr. Justice S.P. Bharucha, former Chief Justice of India, has been appointed by the Company to oversee the selection of Qualified Bidders (as defined below) and the successful Bidder.

II.	Registration Process

6.	The Company, by press release dated March 9, 2009, invited interested bidders to register their interest to participate in the competitive bidding process (“Bid Process”) by way of a simple electronic registration process. A bidder who has registered its interest will qualify to participate in the Bid Process if such bidder is either (i) not a resident in the United States or a U.S. person (within the meaning of Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) (a “Qualified Non-U.S. Investor”) or (ii) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” defined in Rule 501(a)(1), (2), (3), (7) or (8) under the Securities Act with total assets in excess of US$150 million (collectively, a “Qualified U.S. Investor”, and together with the Qualified Non-U.S. Investor, a “Qualified Investor”).

7.	Pursuant to the registration process, the RFP will be dispatched to all Qualified Investors.

III.	Request for Proposal (“RFP”) and Submission of Expressions of Interest (“EOI”)

8.	The RFP requests Qualified Investors to submit EOIs for the consideration of the Board of Directors of the Company.

9.	EOIs must be received by no later than 1700 hours, Indian Standard Time, on Friday, March 20, 2009. Any EOI received after such date and time shall be rejected.

10.	EOIs shall be mandatorily submitted by e-mail to satyameoi@amarchand.com. The electronic submission of the EOI should be password protected.

11.	The eligibility criteria for submission of the EOI was interalia:-

(a)	Proof of available funds amounting to Rs. 1,500 Crores (approximately US$ 290 million based on an exchange rate of Rs. 51.635 to US$1). Examples of the type of documents that will be satisfactory proof of available funds include: (i) the Bidder’s most recent audited balance sheet, (ii) a banker’s certificate of undrawn facilities or immediately available liquid funds, or (iii) a trustee’s certificate of committed and undrawn capital. In each case, such documents should be accompanied by a certificate or resolution of the Bidder that such funds are unencumbered and have not been previously earmarked or allocated to any other investments.

(b)	If the Bidder requires external funds to consummate the transaction, a description of all expected sources of financing and current status of any discussions with potential financing sources and the timeframe anticipated to obtain irrevocable funding commitments, including the terms and conditions on which such external finances will be arranged. The Bidder shall not leverage the Company’s balance sheet or assets in favour of any financier or lender.

(c)	Details of the business(es) of the Bidder and those controlled by it or under common control, and details of its management, directors and significant shareholders.

(d)	The Bidder’s management capabilities in operating an organization of comparable scale and complexity as Satyam.

(e)	Full and complete details of the Bidder i.e. the lead Bidder and persons acting in concert with it including details of legal entities, contact information, inter-se relationship between the Bidder and persons acting in concert with it, audited financial statements for the past three (3) years and corporate governance policies (if applicable). These persons shall constitute the new promoter under the Takeover Regulations and for the Listing Agreement and SEBI DIP Guidelines, if they are the successful Bidder.

(f)	If the Bidder is a SPV, complete details of the shareholding pattern, controlling shareholder and interse arrangements amongst shareholders, if any.

(g)	Declarations of existing direct or indirect shareholding in the Company and existing pledge of Shares of the Company, if any.

(h)	A certification that the Bidder is either a Qualified Non-U.S. Investor or a Qualified U.S. Investor.

(i)	A list of any and all entities under the Bidder’s control in lines of business similar to the Company. In the event that the existing business of the Bidder is similar to that of the Company, details of how conflict of interests, if any, will be addressed. Bidders to disclose all entities under their control in the similar lines of business.

(j)	A description of the internal approvals obtained and external regulatory approvals (in India or elsewhere) including any anti-trust related approvals, if any, obtained or to be obtained by the Bidder in order to consummate the Preferential Allotment, the Public Offer to all shareholders and ADS holders and the Subsequent Preferential Allotment, if any, as well as anticipated timelines for obtaining such approvals.

(k)	A duly executed copy of the no-claims undertaking identical to the form attached to the RFP (the “Undertaking”). The Undertaking is required to be separately provided by the Bidder, each person, if any, acting in concert with the Bidder and, if the Bidder is an SPV, by the controlling shareholder(s) of the Bidder; and

(l)	Any other information the Bidder considers relevant for the Board’s selection of Qualified Bidders.

12.	The Board reserves the right to request any additional information from the Bidder as it may, in its discretion, determine necessary or advisable to evaluate such Bidder’s EOI.

IV.	Other Conditions of the Transaction

13.	The successful Bidder shall not sell or dispose of any material assets or undertaking of the Company for a period of two (2) years from the date of completion of the open offer process, unless shareholder consent by special resolution is obtained by postal ballot or appropriate orders are received from the CLB.

14.	The successful Bidder’s entire shareholding acquired pursuant to the Preferential Allotment, the Public Offer and the Subsequent Preferential Allotment will be subject to a lock-in for a period of three (3) years. The pre-preferential allotment holdings of the successful Bidder will be locked in for a period of six (6) months in accordance with Clause 13.3.1(g) of the SEBI (DIP) Guidelines.

15.	The successful Bidder shall not discontinue the main business of the Company or undertake any new business which is unrelated to the existing business of the Company during the pendency of Company Petition 1 of 2009. Additionally, the successful Bidder would be required to retain key identified employees (not exceeding 100 persons) for a period of twelve (12) months, details of which will be communicated at a later date and form part of the covenants in the SSA.

16.	The shares in preferential allotment will be allotted to the successful Bidder on receipt of approval of the CLB as indicated in its order dated February 19, 2009 and SEBI once the successful Bidder has deposited the Total Acquisition Funds.

17.	The forensic investigations and co-operation with various regulators and authorities such as SEBI, SEC, Serious Frauds Investigation Office, Central Bureau of Investigation, Registrar of Companies or CLB will continue until their final decision or adjudication concerning restitution of losses and damages and any payments to be made to the Company by the previous promoters and directors. The successful Bidder shall, as the new promoter, agree to cooperate with the regulators, adjudicatory bodies or investigations agencies for smooth conduct of the investigations for mismanagement, fraud, or other charges against the previous promoters or directors.

18.	The successful Bidder shall be responsible for payment of fees and out of pocket expenses of Goldman Sachs and Avendus Capital and reasonable legal costs incurred by them, as per their respective engagement letters. Additionally, the successful Bidder shall be responsible for payment of the Company’s Indian and international legal counsel, as per their respective engagement letters for any work undertaken in relation to the bid preparation and conduct of the bid process inclusive of costs and out of pocket expenses incurred by them in the discharge of their duties for causing the Transaction to occur pursuant to the orders passed by the Hon’ble Company Law Board and these fees and costs shall be treated as cost of the sale. Such fees and costs shall be paid and discharged as per their respective engagement letters prior to the allotment of shares pursuant to the preferential allotment. The engagement letters and estimate of such fees will be available as part of the due diligence process.

19.	Any change in control of the Company post consummation of the Transaction shall require approval of CLB, as long as Company Petition 1 of 2009 is pending final disposal.

20.	Where the Bidder is an SPV, there shall be no change in control of the Bidder (or of any step up intermediate SPVs) for a period of three years from the date of Preferential Allotment or Subsequent Preferential Allotment, if any, except with the prior approval of the CLB

21.	The successful Bidder will be required to disclose in the public announcement and letter of offer for the Public Offer its intent to subscribe to the Subsequent Preferential Allotment if it does not receive adequate response for at least 20% of the Company’s share capital, after giving effect to the Shares issued in the Preferential Allotment and convertible instruments as required under the Takeover Regulations in the Public Offer. If such intent is not disclosed in the Public Offer documents, the successful Bidder will not be able to exercise the option to subscribe to the Subsequent Preferential Allotment (if any).

22.	The successful Bidder (and its controlling shareholder if the successful Bidder is a SPV) will be required in the SSA to covenant and agree, among other things, to:
i.	make a Public Offer to acquire for cash a minimum of 20% and a maximum of that percentage of shares which when aggregated with the 31% acquired from the Company and any other shares already beneficially owned by the Bidder would not exceed that percentage which could result in the ADSs being delisted from the NYSE; and

ii.	(a) maintain the listing of the Company’s ADSs on the NYSE, (b) maintain the registration of the Company’s equity shares and ADSs pursuant to Section 12(b) or 12(g) of the Securities and Exchange Act of 1934, (“Exchange Act”) and ensure that the Company’s equity shares and ADSs will not become eligible for termination of registration under the Exchange Act, and (c) not take any action in respect of the Company’s equity shares and ADSs that would result in the applicability of the “going-private transaction” rules of Section 13(e) of the Exchange Act, in each case for a period expiring not earlier than one (1) year after the closing date of the Public Offer. Please note that this term of the Transaction has been included pursuant to the ongoing discussions of the Company with the Securities and Exchange Commission of the United States.[1]
23.	Valid EOIs will be evaluated by the Board of Directors and its Advisors under the supervision of Mr. Justice S.P. Bharucha a former Chief Justice of India. The Board, in consultation with Mr. Justice S.P. Bharucha, will evaluate the contents of the EOIs on the basis of the criteria provided herein for selection of Bidders for the next stage of the Bid Process (each, a “Qualified Bidder”).

24.	Bidders should expect to receive a response to their EOI within a maximum of five (5) calendar days from the last date for submission of EOIs.

25.	Qualified Bidders will be invited to participate in the due diligence process subject to the Qualified Bidder and the controlling shareholder of the Qualified Bidder, where the Qualified Bidder is an SPV:

(a)	executing a non-disclosure and non-solicitation agreement, inter alia, agreeing to keep confidential all information received from the Company during the Bid Process and to not solicit the employees or clients of the Company for a period of twelve (12) months, based on information received from the Company during the Bid Process (the “ND&NSA”);

(b)	executing a stand-still agreement, inter alia, agreeing not to deal in the securities of the Company until six (6) months from the date of the public announcement of the Public Offer by the successful Bidder (the “Standstill Agreement”, and together with the ND&NSA, the “Pre-Transaction Documents”); and

(c)	furnishing an additional irrevocable and unconditional performance bank guarantee (“PBG-1”) for a sum of Rs. 5 Crores (approximately US$ 1 million based on the exchange rate of Rs. 51.635 to US$1) for adherence to the terms and conditions of the Bid Process, the Undertaking, Pre-Transaction Documents and the SSA (as defined below) if executed with the Company; provided,

[1]	Latham & Watkins LLP (“Latham”), the Company’s U.S. legal counsel, is currently engaged in discussions with the Staff of the SEC’s Division of Corporation Finance designed to obtain exemptive relief from certain provisions of and rules under the Exchange Act, which exemption would enable the Bidder to make the Public Offer, or what is known in the United States as a tender offer, to the shareholders and holders of ADSs in the United States. The US provisions and rules conflict with the provisions of the Takeover Regulations and certain of the exemptions granted by SEBI from the Takeover Regulations e.g., US rules generally require the inclusion of the Company’s financial statements in the Public Offer documents) with respect to the Public Offer. Latham is also in contact with the staff of the NYSE regarding the Company’s listing on the NYSE. If the exemptive request to the Staff of the SEC is still pending at the time that the successful Bidder is identified, the Company expects that the U.S. counsel for the successful Bidder will coordinate with Latham on the relief sought from the SEC Staff and in the discussions with the NYSE. Accordingly, certain aspects of the foregoing provisions may be modified prior to the final execution of the SSA.

that such PBG would be refunded to all unsuccessful Bidders subject to their compliance with the terms and conditions of the Bid Process. PBG-1 will be valid till September 30, 2009.

V.	Announcement of the shortlist of Bidders; Due Diligence and Share Subscription Agreement.

26.	Qualified Bidders that have duly executed the Pre-Transaction Documents and provided PBG-1, will be invited to participate in a brief, time-bound legal and financial due diligence exercise, through access to a data room containing certain non-public information regarding the Company.

27.	The management of the Company will provide to Qualified Bidders an overview of the current vision, strategy and operations of the Company.

28.	The Qualified Bidders shall also be provided access to the relevant orders of the CLB and SEBI, in connection with the Bid Process, in the course of the due diligence.

29.	If a Qualified Bidder has any queries on the pending class action lawsuits in the United States against the Company, such Bidder will be permitted to discuss such lawsuits, through its legal counsel, with the U.S. legal counsel representing the Company on such matters, as a part of the due diligence. However, neither the Company nor its counsel will be in a position to provide an estimate of the potential claim values or settlement values in such class action suits. The Bidder may undertake its own independent assessment based on publicly available information.

30.	All information provided by the Company will be without any representation or warranty, express or implied, as to the accuracy or completeness of the same. Neither the Company, the Board, the Advisors nor any of their representatives shall have any liability to the Bidder or any of the Bidder’s representatives on account of the accuracy or veracity of the information.

31.	Simultaneously with the due diligence process, (i) the Share Subscription Agreement which will, among other things, contain all definitive Transaction terms and conditions specified in the RFP (the “SSA”) and (ii) the parent performance guarantee (“PPG”) that is to be provided by the controlling shareholder if the Qualified Bidder is an SPV, will be provided to Qualified Bidders. Qualified Bidders will be given the opportunity to comment on the SSA and PPG within a specified period of time. It shall be at the discretion of the Board to accept or reject modifications proposed by the Qualified Bidder.

VI.	Selection of the Successful Bidder and Closing of Preferential Allotment

32.	The successful Bidder will be selected based on their financial bid and other technical criteria that will be notified to Qualified Bidders prior to commencement of the due diligence process. Corporate governance, a clean track record, management and organizational ability in operating a global company will, inter alia, be some of the technical criteria. The sequence of the selection process is expected to be as follows:
(a)	Two (2) business days prior to submission of the technical and financial bids, the Qualified Bidders shall be required to furnish an irrevocable and unconditional performance bank guarantee (“PBG-2”) for a sum of Rs. 100 Crores (approximately US$ 19 million based on the exchange rate of Rs. 51.635 to US$1) to guarantee the deposit of (i) the funds required for the Preferential Allotment with the Company, and (ii) the requisite escrow amounts for the Public Offer, in accordance with the Takeover Regulations (collectively, the “Total Acquisition Funds”) within four (4) calendar days of being selected as the successful Bidder. PBG-2 is required to be valid until May 15, 2009 (and may be required to be extended if the Bid Process is not, for any reason, completed by such time). PBG-2 will be returned to the unsuccessful Bidders upon successful culmination or upon withdrawal or termination of the Bid Process, whichever is earlier.

(b)	The final SSA and PPG (if any), as agreed with each of the Qualified Bidders, will be distributed to them individually for execution and submission two (2) business days prior to submission of the technical and financial bids.

(c)	On completion of the due diligence, Qualified Bidders will be asked to submit a sealed envelope containing relevant information requested by the Board in response to the technical criteria notified to the Qualified Bidders and a separate sealed envelope containing a financial bid setting forth the subscription price per share of the Preferential Allotment, in cash, along with details of the final sources of financing of the Total Acquisition Funds. As a result of the relaxations granted by SEBI, there will be no floor price for the financial bids. The financial bid shall not be contingent upon the Qualified Bidder’s actual receipt of financing and the failure of a Qualified Bidder to receive some or all of such financing will in no way release the Qualified Bidder’s obligations set forth herein and in the SSA upon being declared as the successful Bidder. Any financial bid or other information and requirements specified above received after the specified deadline shall be rejected by the Board.

(d)	The Board in consultation with Mr. Justice S.P. Bharucha will determine a shortlist of Qualified Bidders, based on the technical criteria submitted by them.

(e)	Thereafter, the Board and Mr. Justice S.P.Bharucha shall open the financial bids submitted by such shortlisted Qualified Bidders whose technical bids have been found satisfactory to determine the successful Bidder. If one or more financial bids, in the first round, are at least 90% of the highest bid, an additional round of sealed financial bids would be invited, on the same day, from the highest bidder and those parties whose bids are at least 90% of the highest bid. If there is no bid in the first round which is at least 90% of the highest bid, then the highest bidder would be declared as the successful Bidder. If a second round of financial bids is required, then the highest Qualified Bidder from the second round of sealed financial bids will be declared the successful Bidder. In case of a tie in the second round, there will be subsequent rounds of financial bids amongst the tied Qualified Bidders until the tie is broken

(f)	The successful Bidder will be required to deposit the Total Acquisition Funds within four (4) calendar days of being selected as the successful Bidder and prior to the Preferential Allotment.

(g)	If the successful Bidder does not deposit the Total Acquisition Funds within the above-mentioned time period, such successful Bidder would be removed from the process and the Company shall have the right to invoke PBG-2 provided by such Bidder. In this event, the second-highest Bidder as determine by the Board in consultation with Mr. Justice S.P. Bharucha will be declared as the new successful Bidder.

(h)	Thereafter the Company shall approach the Securities and Exchange Board of India for final approval under Regulation 29A and the Hon’ble Company Law Board for issue and allotment of the Preferential Allotment Shares.
VII.	Public Offer under the Takeover Regulations

33.	The date of CLB approval for the Preferential Allotment will be treated as the reference date for the public announcement of the Public Offer and the successful Bidder shall, within a period of four (4) working days from such reference date, make a Public Offer for a minimum of 20% of the Company’s share capital, after giving effect to the Shares issued in the Preferential Allotment of the Company in accordance with the Takeover Regulations. The successful Bidder shall thereafter comply with all offer formalities as stipulated by the Takeover Regulations (including providing a declaration as required under Regulation 21(2) of the Takeover Regulations), and in accordance with the approval granted by the SEBI pursuant to the application made by the Company under Regulation 29A of the Takeover Regulations.

34.	Subject to applicable law and the rules and regulations of the stock exchanges on which the Company’s Shares or ADSs are listed, the public offer shall be extended to all public shareholders of the Company and holders of ADSs, in compliance with the applicable legal requirements of all the jurisdictions in which the Public Offer is made.

35.	In the event that, immediately upon closing of the Public Offer, the successful Bidder has acquired less than 51% of the Enhanced Share Capital through the Preferential Allotment and the Public Offer, the successful Bidder would have the option exercisable within seven (7) calendar days from the closure of the Public Offer to subscribe to a Subsequent Preferential Allotment at the same price as the Shares subscribed in the Preferential Allotment such that the Shares acquired by the successful Bidder through the Preferential Allotment, the Public Offer and the Subsequent Preferential Allotment will represent not more than 51% of the Enhanced Share Capital. The Subsequent Preferential Allotment shall be made subject to the successful Bidder having disclosed in the Public Offer documents its intention to acquire at least 51% of the Enhanced Share Capital through this process. The Subsequent Preferential Allotment, if any, shall be made within fifteen days from the date of closure of the Public Offer and shall not trigger a second open offer.

VIII.	Allotment of the Shares pursuant to the preferential issue

36.	On receipt of the Total Acquisition Funds by the Company and approval of the CLB, the Company shall allot the Shares pursuant to the Preferential Allotment.

37.	The indicative timeline for finalization of the successful Bidder is April 30, 2009.

IX.	Modification, Termination or Withdrawal

38.	The Bid Process may be changed, modified, terminated or withdrawn in any manner and at any time at the discretion of the Board in consultation with Mr. Justice S. P. Bharucha. without any liability and without assigning any reasons therefore. The Board’s decision to reject any bid or discontinue the process will be guided by the best interests of the Company.

Annexure II
The relaxations sought by the Company (a) from strict compliance with certain provisions of Chapter III of the Takeover Regulations; (b) under Section 11B of the Securities and Exchange Board of India Act, 1992 (“SEBI Act”) for certain relaxations from the application of the Listing Agreement and the SEBI (Prohibition of Insider Trading) Regulations, 1992 (“Insider Regulations”); and (c) Clause 17.2A. of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 (“SEBI DIP Guidelines”) for certain relaxations from the application of Chapter XIII for preferential allotment of shares are as follows:
(a)	Unconditional exemption or total relaxation under Clause 13.7.3 and the proviso to 13.3.1(h) of the SEBI DIP Guidelines from (i) application of the SEBI floor price under Clause 13.1; (ii) dispensation from the requirements of publishing disclosures of an explanatory statement under Clause 13.1A; (iii) eligibility criteria of allotee specified in Clause 13.3.1(h); and (iv) Clause 13.5.1 regarding the requirement of a statutory auditor’s certificate for certifying compliance of SEBI DIP Guidelines;

(b)	Relaxation under the second proviso to Clause 13.4.1 that (a) the allotment of shares or other securities on a preferential basis be permitted to be made within fifteen days from the date on which the Hon’ble Company Law Board grants approval to the proposed allotment of shares or securities on a preferential basis; and (b) the follow-on preferential allotment, if any, be made within forty-five days from the date of completion of the open offer formalities under the Takeover Regulations;

(c)	Exemption / total relaxation from application of the minimum open offer price under Regulation 20(4) of the SEBI Takeover Regulations, 1997, for the public offer, and permission to proceed with the price bid auction without a floor price with an absolute right reserved to the Company’s Board to reject all the bids, if these are not acceptable

(d)	Exemption/ total relaxation from the application of the ‘21 day waiting period’ stipulated in Regulation 22(7) of the Takeover Regulations for appointment of directors nominated by the acquirer, subject to the acquirer depositing 100% of the escrow amount in cash;

(e)	Exemption / total relaxation from disclosure of latest financial data of the target company in the open offer documents as required under Regulations 16 and 18 of the Takeover Regulations read with the draft formats prescribed by SEBI for the public announcement and letter of offer and permission for all target company disclosures to be qualified by disclaimers relating to their accuracy and veracity

(f)	Exemption / total relaxation from the following disclosures by the target company in the open offer documents — (a) status of compliance with applicable provisions of the Takeover Regulations; (b) compliance with applicable provisions of Chapter II of the Takeover Regulations by the target company and its promoters; (c) status of corporate governance; and (d) compliance with the Listing Agreement and other statutory requirements as required under Regulations 16 and 18 read with the draft formats prescribed by SEBI for the public announcement and letter of offer;

(g)	Permission for (i) company secretary / merchant banker certificate for preferential issue of shares in compliance with the SEBI DIP Guidelines as required under Clause 24(d)(ii) of the Listing Agreement; and (ii) the due diligence certificate of the merchant banker to the offer as required under Regulation 24(7) of the Takeover Regulations, to be made subject to the relaxations granted by SEBI pursuant to this application;

(h)	Permission for the Company to provide access to non-public information to the Bidders subject to their executing suitable non-disclosure, stand-still, and non-solicitation agreement, for purposes of price discovery, notwithstanding anything contained in Regulation of 3 of the SEBI Insider Regulations, 1992, as the public information about the Company is tainted; and

(i)	For such further and other relaxations as may be required to implement the plan.

SEBI’s in-principle approval to the Company:
1.	Para (a): Cause 13.7.3 of the SEBI DIP Guidelines automatically exempts the case as represented in your application form the requirements of clauses 13.1.1, 13.1.2, 13.1.3, 13.1A and 13.5.1 subject to certain disclosures about the proposed plan, proposed allottee etc, being made in the notice of the General Meeting of shareholders for passing a special resolution under Section 81(1A) of the Companies Act, 1956. It is noted that the Company Law Board (CLB) has vide its order dated February 19, 2009 enabled the preferential issue of shares by authorizing the Board of Directors to pass a resolution which shall be deemed to be a special resolution passed in terms of Section 81(1A) of the Companies Act, 1956. Hence the requirement of such disclosure in the notice of general meeting does not arise.

2.	Para (b)(b):
a.	In case of a follow on preferential allotment, if any, a period of 15 days from the closure of the public offer would be a reasonable time to ascertain and allot the differential number of shares required to be allotted on preferential basis in the event the public offer did not elicit full 20% response. Further, such shares allotted after the closure of the open offer need not be reckoned for the calculation of the offer size in the open offer.
3.	Para (d): The stipulation regarding the “21 day waiting period” under Regulation 22(7) of the Takeover Regulations shall not be applicable subject to-
a.	The preferential allotment of shares to the successful bidder being approved by the CLB and the shares allotted pursuant to such approval.

b.	The funding of the escrow account to the extent of 100% of the open offer obligation has been made.
4.	Para (e): In the event of the recast audited financial data being available before the opening of the offer, disclosures of the recast data, if any, may be made in the open offer document and/or through public announcement.

5.	Para (f): The request made at point (d) in this para is general. If it is so desired request may be made quoting specific provision for which relaxation is sought.

6.	Para (g): With respect to the request made in point (i) we wish to advise that the requirements of Clause 24(d)(ii) are not applicable in case of preferential allotment. Therefore, no relaxation from this requirement is required.

7.	Para (h): There is no provision in the SEBI (Prohibition of Insider Trading) Regulations, 1992 for granting any relaxation. However as regard your proposal with respect to the ‘non-disclosure, stand-still and non solicitation’ clause envisaged in this para for bidders availing the provision to access non public information, we advise that the said clause shall include a time period of at least 6 months from the date of Public Announcement i.e., the period during which all the bidders would not be able to buy, sell or deal in the securities of target company.

8.	Para (i): The request is general in nature. If it is so desired request may be made quoting specific provision for which relaxation is sought.